                                                                  Exhibit (a)(4)





     WESTIN HOTELS LIMITED PARTNERSHIP REPORTS CERTAIN PRELIMINARY FINANCIAL
                            INFORMATION FOR JULY 2003


      White Plains, NY, August 28, 2003 - Westin Hotels Limited Partnership ("WHLP") today reported the following preliminary limited financial information for the Westin Michigan Avenue Hotel for July 2003:

                                                  MONTH ENDED JULY 31,
                                              ---------------------------
                                                 2003             2002
                                              ----------       ----------
Total operating revenues (in thousands)       $    4,083       $    3,521
Revenue per available room .............      $   130.20       $   111.37
Average daily rate .....................      $   146.60       $   139.78
Occupancy ..............................            88.8%            79.7%

      This financial information is being released on a preliminary basis in order to provide WHLP's limited partners with additional information with which to evaluate the unsolicited tender offer from Kalmia Investors, LLC, a Delaware limited liability company, Merced Partners Limited Partnership, a Delaware limited partnership, Smithtown Bay, LLC, a Delaware limited liability company, Global Capital Management, Inc., a Delaware corporation, John D. Brandenborg and Michael J. Frye to purchase up to 79,917 limited partnership units of WHLP.

      WHLP anticipates that it will release similar financial information to that disclosed above for August 2003 results as soon as the financial information is available.

      For further information please contact Phoenix American Financial Services, Inc., WHLP's investor relations manager, at 1-800-323-5888.

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